HIGHCLERE CASTLE SPIRITS INVESTMENTS LLC AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2021 AND 2020

HIGHCLERE CASTLE SPIRITS INVESTMENTS LLC AND SUBSIDIARY
CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2021 AND 2020

TABLE OF CONTENTS	**PAGES**

GOLDSTEIN & LOGGIA CPA'S, LLC
707 TENNENT ROAD
MANALAPAN, NJ 07726
(732) 617-7004

INDEPENDENT AUDITOR'S REPORT

To the Members of
Highclere Castle Spirits Investments, LLC
and Wholly Owned Subsidiary
Essex, Connecticut

Opinion

We have audited the accompanying financial statements of Highclere Castle Spirits Investments, LLC and Wholly Owned Subsidiary (Connecticut Limited Liability Companies) (The Companies) which comprise of the Consolidated Balance Sheets as of December 31, 2021, and 2020, and the related Consolidated Statement of Operations, Changes in Members' Deficit, and Cash Flows for the two years ended December 31, 2021, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Highclere Castle Spirits Investments, LLC and Wholly Owned Subsidiary, as of December 31, 2021, and 2020, and the results of its operations and its cash flows for the two years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Highclere Castle Spirits Investments, LLC and Wholly Owned Subsidiary and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the ability of Highclere Castle Spirits, Investments, LLC and Wholly Owned Subsidiary to continue as a going concern within one year after the date that the financial statements are available to be issued. As discussed in Note 10.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Highclere Castle Spirits LLC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the company's ability to continue as a going concern for a reasonable period of time.
- The auditor has not been engaged to communicate key audit matters.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

As discussed in Note 10 certain conditions indicate that the Company may not be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Goldstein + Loggia CPA's, llc C

Certified Public Accountants
April 15, 2022

HIGHCLERE CASTLE SPIRITS INVESTMENTS LLC AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2021 AND 2020

	2021	2020
ASSETS		
Current Assets		
Cash and cash equivalents	$ 595,485	$ 711,366
Accounts receivable, net	259,170	252,989
Inventory	805,622	742,440
Prepaid expenses	81,594	214,054
Total current assets	1,741,871	1,920,849
Fixed Assets		
Property, plant and equipment	164,518	154,791
Accumulated depreciation	(40,526)	(27,184)
Total fixed assets, net	123,992	127,607
Intangible Assets		
Intellectual Property - Proprietary Material	3,000,000	3,000,000
Total intangible assets, net	3,000,000	3,000,000
Other Assets		
Security deposit	5,252	5,252
Total other assets	5,252	5,252
TOTAL ASSETS	**$ 4,871,115**	**$ 5,053,708**
LIABILITIES AND MEMBER'S (DEFICIT)		
Current Liabilities		
Accounts payable	$ 460,862	$ 123,250
Loan payable, current portion	500,000	-
Total current liabilities	960,862	123,250
Non-current Liabilities		
Loan payable	600,416	550,000
Convertible notes	400,000	-
Accrued interest	8,700	4,584
TOTAL LIABILITIES	1,969,978	677,834
Members' Equity		
Members equity, net	10,309,727	10,347,712
Accumulated (deficit)	(7,408,590)	(5,971,838)
MEMBER'S (DEFICIT)	2,901,137	4,375,874
TOTAL LIABLITIES AND MEMBER'S (DEFICIT)	**$ 4,871,115**	**$ 5,053,708**

See Independent Auditor's Report
See Notes to Financial Statements

HIGHCLERE CASTLE SPIRITS INVESTMENTS LLC AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
REVENUE		
Revenues	$ 1,532,630	$ 899,244
Other income	3,703	-
TOTAL REVENUE	1,536,333	899,244
Cost of Goods Sold	396,072	259,838
GROSS PROFIT	1,140,261	639,406
OPERATING EXPENSES		
Advertising and marketing expenses	1,714,090	1,283,508
General & administrative	161,277	174,931
Dues and Subscriptions	36,503	24,096
Insurance	19,748	19,028
Legal and Professional Fees	37,216	22,327
Office expenses	18,937	19,207
Payroll, officers	245,292	295,692
Payroll, other	197,000	241,424
Rent	36,144	27,108
Technology	6,147	1,883
Travel	31,614	69,215
Utilities	7,258	5,222
Total Operating Expenses	2,511,226	2,183,641
OTHER (INCOME) AND EXPENSES		
Bad debt expense	22,959	-
Charitable contributions	410	1,165
Depreciation expense	13,342	13,498
Translation exchange, gain /(loss)	789	(5,815)
Interest expense	60,039	50,417
Interest income	(763)	(1,833)
PPP credit	(30,989)	-
TOTAL OTHER (INCOME) & EXPENSES	65,787	57,432
NET (LOSS) BEFORE TAXES	(1,436,752)	(1,601,667)
Income tax	-	-
NET (LOSS)	**$ (1,436,752)**	**$ (1,601,667)**

HIGHCLERE CASTLE SPIRITS INVESTMENTS LLC AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBER'S EQUITY / (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	Number of Members Units										
	Common	Preferred	12 - Preferre	Profit	CF		Member Investments		Accumulated Deficit		Total
BALANCE, JANUARY 1, 2020	-	**3,599**	-	**1,550**	-	$	**4,262,249**	$	**(4,370,171)**	$	**(107,922)**
Member Units issued in exchange for Intellectual property, proprietary material	6,000	-	-	-	-		5,000,000		-		-
Members contribution	-	719	-	310	-		1,467,350		-		1,467,350
Less, syndication costs	-	-	-	-	-		(381,887)		-		(381,887)
Net Income (Loss)	-	-	-	-	-				(1,601,667)		(1,601,667)
BALANCE, DECEMBER 31, 2020	**6,000**	**4,318**	-	**1,860**	-	$	**10,347,712**	$	**(5,971,838)**	$	**(624,126)**
Profit unit allocation	-	-	-	25	-		-		-		-
Adjustment for 24.34:1 Unit split	140,056	145,782	-	46,959	-		-		-		-
Less, syndication costs	-	-	-	-	-		(37,985)		-		(37,985)
Net Income (Loss)	-	-	-	-	-		-		(1,436,752)		(1,436,752)
BALANCE, DECEMBER 31, 2021	**146,056**	**150,100**	-	**48,844**	-	$	**10,309,727**	$	**(7,408,590)**	$	**(2,098,863)**

See Independent Auditor's Report
See Notes to Financial Statements

HIGHCLERE CASTLE SPIRITS INVESTMENTS LLC AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss)	$ (1,436,752)	$ (1,601,667)
Depreciation expense	13,342	13,498
Other expense (income), net		
Adjustments to reconcile net income to cash provided by operating activities:		
Changes in operating assets and liabilities		
(Increase)Decrease in accounts receivable	(6,181)	51,822
(Increase)Decrease in inventory	(63,182)	244,844
(Increase)Decrease in prepaid expenses	132,460	(214,055)
Increase (Decrease) in accounts payable	337,612	(28,317)
Increase (Decrease) in other liabilities	500,000	-
Net cash (used in) operating activities	(522,701)	(1,533,875)
CASH FLOWS FROM INVESTING ACTIVITIES		
Machinery and equipment	(9,727)	-
	(9,727)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Members contribution	-	1,467,350
Syndication costs	(37,985)	(76,422)
Loans	50,416	50,000
Convertible note	400,000	-
Accrued interest	4,116	417
Net cash provided by financing activities	416,547	1,441,345
Net (decrease) in cash and cash equivalents	(115,881)	(92,530)
Cash and cash equivalents, beginning of year	711,366	803,896
Cash and cash equivalents, end of year	**$ 595,485**	**$ 711,366**

NOTE 1 – NATURE OF OPERATIONS

Highclere Castle Spirits Investments LLC and Highclere Castle Spirits LLC (collectively referred to as the "Company", "we," "us," or "our") was registered in Connecticut on December 12, 2017. The Company manufactures, produces, markets, sells and distributes premium Highclere Castle branded spirits, focused initially on gin and ultimately vodka, whiskey wine and beer. The Company's headquarters are in Centerbrook, Connecticut and the United Kingdom headquarters in Newbury, UK. The company began operations in 2018 and is managed by the majority holder of Common Units (see discussion below).

In the United States, the liquor industry is regulated Federally by the Alcohol and Tobacco Tax and Trade Bureau, the Food and Drug Administration and the customs and Border Protection Agency. Every state may vary, but primarily, distribution of alcoholic beverages in the United States is composed of a three-tier process. First, producers and importers produce or import products and make available in a particular market. Next, distributors acquire the rights to distribute the brand in a particular market, introduce it to retailers, and deliver it to those customers. Finally, retailers (liquor stores, restaurants, bars, hotels grocery stores and others) offer the products to their customers. To operate successfully, management must be familiar with the different state regulations and procedures.

A liquor brand is distributed off-premise (product is consumed off the premise where purchased, liquor stores, grocery stores) and on premise where the product is consumed on the premises where purchased (restaurants, bars, clubs, hotels and other).

Since inception, the Company has relied upon its members for funding cash flow to pay for operating expenses. (See discussions below). For the period from inception to December 31, 2021, the Company has generated net losses aggregating $7,408,590. These matters do raise concern about the Company's ability to continue as a going concern (see Note 10). During the next twelve months, the Company intends to fund its operations with funding from a campaign to sell securities which may include Simple Agreements for Future Equity (SAFE instrument's) (see Note 11). The Company is in the process of raising additional capital to fund continuing operations. Additionally, funds will be generated from revenue producing activities which during the year ended 2021 produced gross profit margins of 74.4%. These financial statements and related notes do not include any adjustments that might result from uncertainties related to cash flow.

The Company is considered an emerging growth company under Section 101(a) of the Jumpstart Business Act as it is an issuer that had total annual gross revenues of less than $1 billion during its most recently completed fiscal period. Because the Company is an emerging growth company, the Company has an exemption from Section 404(b) of Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934. Under Section 404(b), the Company is exempt from the internal control assessment required by subsection (a) that requires each independent auditor that prepares or issues the audit report for the issuer shall attest to, and report on, the assessment made by the management of the issuer.

NOTE 1 – NATURE OF OPERATIONS (Continued)

The financial statements include forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "projects," "predicts," "intends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward looking statements are subject to various risks and uncertainties, including those described under the section entitled "Risk Factors" in the Offering Statement on Form C, filed with the Securities and Exchange Commission ("SEC"). Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. The Company does not undertake an obligation to publicly update or review any forward looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Through the Offering Circular included herein, the Company is offering securities from a minimum of $25,000 to $5,000,000. Funds will be made immediately available to the Company once the Company raises a minimum of $25,000 ("Minimum Offering"). Funds will be used for developing the product and for marketing the platform throughout the United States as well as for working capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

CONSOLIDATION

The financial statements consolidate entities where the Company has a controlling financial interest in the entity or where the Company is required to apply the variable interest entity (VIE) model because the Company has the power to direct the most economically significant activities of the entity. The Company reevaluates whether it has a controlling financial interest in all entities if and when the Company's rights and interests change.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

CONSOLIDATION (Continued)

Therefore, the consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Highclere Castle Spirits, LLC. (The sole member of the Company). The subsidiary company was organized primarily as the operating company. The Company may be obligated to fund the working capital requirements of the subsidiary, if necessary.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

RISKS AND UNCERTAINTIES

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

CONCENTRATION OF CREDIT RISK

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

The company also maintains balances in foreign bank accounts. The Company's foreign bank accounts can be negatively affected by changes in currency exchange rates, credit deterioration, financial results, market and economic conditions, political risk, sovereign risk or other factors. As a result, the value and liquidity of the Company's cash and cash equivalents, may fluctuate substantially. Therefore, although the Company has not realized any significant losses on its cash, cash equivalents, future fluctuations in their value could result in significant losses and could have a material adverse impact on the Company's results of operations and financial condition.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

CASH AND CASH EQUIVALENTS

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking accounts, petty cash. As of December 31, 2021 and 2020, the Company had $595,485 and $711,366 of cash on hand, respectively.

RECEIVABLES AND CREDIT POLICY

Trade receivables from wholesale customers are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2021 and 2020, the Company had $259,170 and $252,989 in accounts receivable, respectively.

INVENTORY

Inventories are stated at the lower of cost or market value. Cost is determined by using the average cost method of accounting.

FIXED ASSETS

Property and equipment exist in the form of manufacturing tooling and are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets which is three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021 and 2020.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

FAIR VALUE MEASUREMENTS

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

INCOME TAXES

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2021 and 2020 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2021, the unrecognized tax benefits accrual was zero.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

REVENUE RECOGNITION

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling premium spirits such as gin and whisky. The Company does not receive payments upfront and are determined based upon each distributor on from a net 30 to net 90 term. The Company has revenue totaling $1,532,630 and $899,244 on December 31, 2021 and 2020, respectively.

ORGANIZATIONAL COSTS

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

ADVERTISING

The Company expenses advertising costs as they are incurred. Such costs approximated $1,714,090 and $1,283,508, respectively, for the years ended December 31, 2021 and 2020.

RECENT ACCOUNTING PRONOUNCEMENTS

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INVENTORIES

At December 31, 2021 and 2020 inventories consist of finished goods and packaging in the amounts of $805,622 and $742,440, respectively.

NOTE 4 – LOANS PAYABLE

NOTE PURCHASE AGREEMENT SUPPLEMENT, RELATED PARTY

Effective as of October 14, 2021 and signed on October 30, 2021, the Company entered into a Note Purchase Agreement Supplement (Supplement) with the entity providing the License Agreement (see Highclere Castle License Agreement below). The Supplement makes reference to the following outstanding obligations of the Company; (i) Series A Convertible Note Purchase Agreement dated October 14, 2021, (ii) Unsecured promissory Note dated September 1, 2021 in the amount of $100,000 and (iii) Series A Convertible Note due October 31, 2026, in the amount of $100,000. The Lender purchased a New Note in the amount of $100,000 in exchange for the cancelation of an Existing Unsecured Promissory Note, dated September 1, 2022, in the amount of $100,000. The New Note bears interest in the amount of 6% per annum.

NOTE 4 – LOANS PAYABLE(Continued)

LOAN AGREEMENT

On November 12, 2019, the Company's Subsidiary Company entered into a five (5) year Loan Agreement with a Lender to borrow $500,000. The Loan matures November 24, 2024 and bears interest at the simple interest rate of ten (10%) percent and the compound interest rate of 11.21%. Accrued interest for the first year is to be added to the Principal Balance and interest on the new Principal Balance would accrue on the new Principal Balance. In the second year one half of the accrued interest shall be payable and the remainder of the accrued interest is to be added to the then Principal Balance. Thereafter 100% of the accrued interest is to be paid each year at the rate of 10% until maturity.

The Loan Agreement provides (a) a grant of 2008.28 Profit Units to the Lender, (b) a seat on the Company's advisory board, (c) an additional warrant to buy additional Class A-2 Preferred Shares of up to 1% of company when combined with profits units and (d) a Security Agreement in all of the Company assets, in favor of the Lender, including the License Agreement, (see discussion below).

NOTE 5 - CONVERTIBLE NOTES PAYABLE

On or about October 31, 2021 the Company issued $400,000 of 6% Series A Convertible Notes Due October 31, 2026. The Convertible Notes Payable are unsecured. The Notes are due on the maturity date plus accrued unpaid interest thereon. If the Notes are not converted into Conversion Units, as defined in Section 4 of the Note Purchase Agreement prior to the maturity date, then the Notes are automatically convertible into preferred Member Units on the completion of an equity offering. The principal balance and unpaid accrued interest on each Note will automatically convert in Conversion Units upon the closing of the Next Equity Financing. The Company may at its option, pay any unpaid accrued interest on each Note in cash at the time of conversion. The number of Conversion Units the Company issues, upon such conversion will equal the quotient obtained by rounding obtained by dividing the (x) outstanding principal balance and unpaid accrued interest under each converting Note on the date of conversion by (y) the applicable Conversion Price. The issuance of Conversion Units, upon conversion, will be subject to the same terms and condition applicable to the Equity Securities issued in the Next Equity Financing. The Convertible Notes Payable are subject to prepayment by the Company.

On December 30, 2021, the Company issued a Convertible Promissory Note in the amount of $500,000. The Convertible Promissory Note matures January 1, 2023. However, no payment of principal shall be made by the Company to Holder unless and until, the Company raises a minimum of One Million ($1,000,000) dollars, including the crowdfunding currently in process. The Convertible Promissory Note bears interest at 10% per annum. Certain restriction arise if the Company wants to prepay the note. On January 5, 2022, the Company issued 122 Profit Units to the holder of this Convertible Promissory Note. The Profit Units issued January 5, 2022 are included in the financial statements as of December 31, 2021. If the Note Principal Balance is not paid in full within ten (10) business days of the Maturity date, the then outstanding balance shall convert into Preferred Units of the Company as follows:

NOTE 5 - CONVERTIBLE NOTES PAYABLE (Continued)

(i) If, at the time of Conversion, the Note Principal Balance is equal to $500,000.00, Conversion Units will be issued to Holder at the time of Conversion equal to four percent (4.0%) of the Outstanding Units as of the date of this Note, after giving effect to such Conversion, or Five Hundred Eight (508.00) Preferred Units of the Company. This amount was determined by dividing the number of Outstanding Units as of the date of this Note (12,202.00) by ninety-six percent (96%) and multiplying that amount by four percent (4.00%). If the Note Principal Balance is less than $500,000.00, the number of Conversion Units issued at the time of Conversion shall be determined in accordance with the following formula: X times Y, with X being the number of Outstanding Units (12,202) divided by ninety-six percent (96%) times four percent (4.00%), and (Y) being the Note Principal Balance divided by the original principal amount of this Note ($500,000). If any results hereunder are other than a whole number, the number of Conversion Units to be issued shall be equal to the number so determined rounded up or down to the closest whole number.

While the Note is outstanding the Company is restricted from incurring any indebtedness senior in priority to that of the holder without the written consent of the Holder.

NOTE 6 – INCOME TAXES

The Company has filed its income tax return for the period ended December 31, 2020, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a partnership.

NOTE 7 – MEMBERS EQUITY

MEMBER UNITS

Pursuant to the Third Amended and Restated Limited Liability Company Operating Agreement dated January 5, 2022, the Company had a 24.34:1 Member Unit split. As a result, the Company has authorized for issuance 385,873 membership units; comprised of (a) 150,000, Preferred Units, (b) 1,066, Class A-2 Preferred Units, (c) 146,057, Common Units, (d) 55,000, Profit Units and (e) 33,750, CF Units. No Units have pre-emptive rights. Warrant issues have not been issued nor are they outstanding, and they are reserved for issuance under each applicable warrant. Warrant is exercisable for Class A-2 Preferred Units. The number of Class A-2 Preferred Units issuable upon exercise of the Warrant is subject to adjustment pursuant to the Warrant.

PREFERRED UNITS

The number of Preferred Units issued and outstanding is 105,100. The holders of Class A-2 Preferred Units do not have voting rights except where provided by law.

NOTE 7 – MEMBERS EQUITY (Continued)

COMMON UNITS

The number of Common Units issued and outstanding is 146,056.4752 Units; comprised of 129,819.8637 Common Units issued to the Managing Member having a Common Capital Value of $2,666,666.67 and 16,236.6115 Common Units issued to Highclere UK (licensor, see below) having a Common Capital Value of $333,333.33. The holders of Common Units control and manage the operations of the Company.

PROFIT UNITS

The number of Profit Units issued and outstanding is 48,843.7198, adjusted for 122 Profit Units issued January 5, 2022 to a Lender (see above). The rights and privileges of the holders of Profit Units is set forth in the Operating Agreement of the Company and are entitled a profit interest in the Company within the meaning of Rev. Proc. 93-27. All recipient Members receiving Profit Units are to comply with the provisions of Rev. Proc. 2001-43.

CLASS A-2 PREFERRED UNITS

The Company authorized 1,066 Class A-2 Preferred Units in connection with the issuance of the 2019 Lender Warrants, which may be converted into the Class A-2 Preferred Units.

CF UNITS

The Company intends to exchange up to 33,750 CF Units in exchange for funds raised during the crowdfunding campaign.

NOTE 8 - EQUITY INCENTIVE PLAN AND STOCK BASED COMPENSATION

In 2018, the Company adopted an Equity Incentive Plan (the "Plan") which provides for the granting of 55,000 Pool Units reserved for issuance as either warrants or options, to employees, directors, consultants and other third parties assisting the Company. Pool Units granted under the Plan may be either incentive options ("ISOs) or nonqualified options ("NSOs"). As of December 31, 2021, a total of 1,467 of Pool Units were authorized for issuance under the Plan, of which 333 Pool Units remained available for issuance under the Plan at that date. Options or warrants forfeited, cancelled, or repurchased generally are returned to the Pool Units available for issuance under the Plan.

Options under the Plan generally expire 10 years from the date of grant, or earlier if services are terminated. The exercise price of an ISO and NSO shall not be less than 100% of the estimated fair value of the shares on the date of grant, respectively, as determined by the Company's board of directors. Options granted vest over varying terms depending on the nature of the role of and period over which the grantee is providing services to the Company.

NOTE 8 - EQUITY INCENTIVE PLAN AND STOCK BASED COMPENSATION (Continued)

The Company records option-based compensation expense for Pool Units issued based on the estimated fair value of the options on the date of the grant using the Black-Scholes option-pricing model.

The absence of a public market for the Company's Member Units requires the Company's board of directors to estimate the fair value of its Units for purposes of granting options and for determining Member Unit-based compensation expense by considering several objective and subjective factors, including contemporaneous third-party valuations, market conditions and performance of comparable publicly traded companies, developments and milestones in the Company, the rights and preferences of common and preferred Member Units and transactions involving the Company's stock. The fair value of the Company's common stock was determined in accordance with applicable elements of the American Institute of Certified Public Accountants guide, Valuation of Privately Held Company Equity Securities Issued as Compensation.

The weighted-average assumptions in the Black-Scholes option-pricing models used to determine the fair value of stock options granted during the years ended December 31, 2021 and 2020 were as follows:

	2021	2020
Expected volatility	100.6%– 104.4%	97.3 – 98.7%
Risk-free interest rate	0.4% – 1.8%	1.5% - 2.2%
Dividend rate	0%	0%
Expected term (in years)	5.8 – 6.4	5.3 – 5.6

Expected volatility: The Company is not publicly traded, the expected volatility for the Company's Pool Unit options was determined by using an average of historical volatilities of selected peers deemed to be comparable to the Company's business corresponding to the expected term of the awards.

Risk-free interest rate: The risk-free interest rate is based on term matching, continuously compounded rates obtained from the US Treasury Constant Maturity yield curve on the valuation date of each award.

Expected term: The expected term represents the period these stock awards are expected to remain outstanding. The "Simplified Method" from SAB Topic14 was used to estimate expected life in the absence of robust historical option settlement data. This is computed as the midpoint between the weighted-average time to vest and the time to expiration.

Total Pool Unit-based compensation expense for option or warrant awards recognized during the years ended December 31, 2021, and 2020 was zero.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

RELATED PARTY LICENSE AGREEMENT

On May 15, 2018, the Company subsidiary entered into a license agreement with Highclere Enterprises LLP, a limited partnership organized under the laws of the United Kingdom (Highclere UK). The license agreement is for an initial term of five (5) years and renews automatically for additional five (5) year periods provided that during the existing five year period the Company pays Highclere UK $250,000 in royalty or other payments, grants the Company an exclusive, worldwide license to use the Highclere Castle Brand, image and the names Highclere, Highclere Castle and variants thereof in the business of the Company. In consideration of the grant of the License, Highclere UK, is to receive royalty payments in the amount of 2.5% of the first $4 million of "Frontline Gross Sales (gross sales of products less applicable chargebacks) and 5.0% of Frontline Gross Sales thereafter. In addition, Highclere UK received 16,235, Common Units of the Company, adjusted for the 24.34 Unit Split and 16,235 Profit Units of the Company, adjusted for the 24.34 Unit split.

The license agreement provides that Highclere UK retains the right (a) to use the Highclere Brand in connection with its own sales of Highclere Castle branded champagnes and sparkling wines and (b) to sell other spirits beverages as part of its normal business operations at Highclere Castle. The License Agreement is pledged as collateral on the Loan Agreement, see Note 4, above.

DISTRIBUTION AGREEMENTS AND MARKET STRATEGY

Revenue is contingent upon the success of a comprehensive strategy and tactics to increase sales by running and funding incentive programs with distributors to ensure sales teams are pushing and delivering desired results. A successful brand will typically be distributed 80% off premise and 20% on premise. Brand reputation, price point or packaging can impact the results. Experienced distributors use the "Push" "Pull" components in marketing. In the opinion of management, the Company has selected a distribution network based upon this criterion. As of December 31, 2021, the Company has distribution relationships with approximately 28 distributors throughout the United States. These distribution agreements do not provide terms for mark-ups or fees. After receiving finished goods from the Company, distributers charge a mark-up to retailers on average ranging from 25% to 30%.

LITIGATION

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2021 and 2020 with the exception of receiving a Notice of Violation from the Commonwealth of Massachusetts Alcoholic Beverages Control Commission received December 2021. A hearing is scheduled for April 26, 2022. In the opinion of management, the alleged violation involves the online sale of a bottle of Highclere Castle Gin to an individual consumer (the "Sale"). The Sale, though facilitated through the Company's website, was in all respects handled by licensed third-parties, and the Company strongly believes no actual violation has occurred. The Company has retained local counsel in Massachusetts to represent the Company at the hearing.

NOTE 9 – COMMITMENTS AND CONTINGENCIES (Continued)

MANAGEMENT AGREEMENT

In connection with an exclusive Management Agreement dated September 1, 2018, by and between JULII Luxury Brands, LLC (JLB) and the Company (the Parties), JLB was retained to manage the Company's luxury products, including those currently in development and those to be developed. The services provided by JLB are to include executive management, and administrative services, sales, distribution, marketing, production and logistical services, regulatory compliance, import and export services. additionally, JLB will be responsible for raising capital, budgeting and financial management. The term of the contract is one year. JDL will be compensated based upon the delivery of specific services on a project by project basis as agreed to by the Parties.

The Management Agreement states that JDL acknowledges that the Company retains all intellectual property, including but not limited to copyrights, patents, trade secrets, services marks, trademarks, trade names and other proprietary rights, advertising content and any other content and materials provided to it hereunder referred to as "Client Proprietary Material". In managements opinion, no impairment of value exists relating to the intellectual property as of December 31, 2021.

LEASE

The Company entered into a Commercial Lease in January 2018 and amended the lease December 1, 2020, with Macbeth Ventures, LLC for an office space located in Connecticut. The term of the lease was extended February 28, 2023. The lease expense for the years ended December 31, 2021 and 2020 totaled $36,144 and $27,108, respectively.

Future minimum lease payments under operating leases were $0 as of December 31, 2021.

NOTE 10 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 11 – SUBSEQUENT EVENTS

CROWDFUNDING OFFERING

The Company is offering (the "Crowdfunded Offering") up to $5,000,000 in Simple Agreements for Future Equity (SAFEs) or through the sale of the CF Units (see above). The Company is attempting to raise a minimum amount of $50,000 in this offering and up to $5,000,000 maximum.

NOTE 11 – SUBSEQUENT EVENTS (Continued)

CROWDFUNDING OFFERING (Continued)

The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

Based upon a Wefunder Listing Agreement dated February 28, 2022, The Crowdfund Offering is being made through Wefunder Portal LLC. The Intermediary will be entitled to receive a 5% commission fee and 0% of the securities issued in this offering.

MANAGEMENT'S EVALUATION

Management has evaluated subsequent events through April 15, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.